VIA EDGAR AND OVERNIGHT DELIVERY

July 31, 2012

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Patrick Gilmore, Accounting Branch Chief
Mark P. Shuman, Branch Chief – Legal
Katherine Wray, Staff Attorney
Christine Davis, Assistant Chief Accountant
Jennifer Fugario, Staff Accountant

Re:	RealPage, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2011

Filed February 24, 2012

Form 10-Q for the Quarterly Period Ended March 31, 2012

Filed May 7, 2012

File No. 001-34846

Ladies and Gentlemen:

On behalf of RealPage, Inc. (the “Company”), we submit this letter in response to comments from the staff (the “ Staff “) of the Securities and Exchange Commission (the “ Commission “) received by letter dated July 18, 2012 relating to the Company’s Form 10-K for the Fiscal Year Ended December 31, 2011 Filed February 24, 2012 and Form 10-Q for the Quarterly Period Ended March 31, 2012 Filed May 7, 2012 (File No. 001-34846).

In this letter, we have recited the comments from the Staff Letter in italicized, bold type and followed each comment with the Company’s response.

Form 10-K for the Fiscal Year Ended December 31, 2011

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Key Components of our Results of Operations

Income Taxes, page 52

1.	We note from your disclosures in Note 11 that the foreign component of income (loss) before provision for income taxes has fluctuated significantly in each of the last three fiscal years and was fairly significant. We also note that your effective tax rates have also fluctuated significantly during these years on a consolidated level and separately for domestic and foreign. Please tell us how you considered explaining the relationship between the mix of revenue generated in the U.S. and from foreign operations and the respective components of income (loss) before income taxes as well as discussing the domestic and foreign effective tax rates in greater detail, as it appears as though a separate discussion of these matters may be important information necessary to understanding your results of operations. To the extent that certain countries have had a more significant impact on your effective tax rate, tell us how you considered disclosing this information and including a discussion regarding how potential changes in such countries’ operations may impact your results of operations. Please consider revising your MD&A in future filings to explain these relationships. Refer to Item 303(a)(3)(i) of Regulation S-K and Section III.B of SEC Release No. 33-8350.

The Company believes foreign operations are not a material component of its results of operations. For the years ended December 31, 2011 and 2010, the Company’s consolidated foreign revenue consists of revenue from its Canadian operations and represents less than 1% of its consolidated total revenue. The Company’s operations in India and the Philippines are development and invoice processing centers which generate revenue as a result of cost plus arrangements with its domestic operations. The revenue generated by these development and invoice processing centers is eliminated upon consolidation.

The Company’s foreign income (loss) before provisions for income taxes as presented in Footnote 11 to the Company’s Form 10-K represents the stand alone position of its pre-consolidated operations in India, the Philippines and Canada. For the years ended December 31, 2010 and 2009, foreign income before provisions for income taxes was primarily a result of the cost plus arrangement with the Company’s India development center. For the year ended December 31, 2011, the loss before provision for income taxes was a result of its startup operations in the Philippines prior to entering into a cost plus arrangement.

The Company’s domestic income (loss) before provisions for income taxes represents the remaining income from operations after considering the pre-consolidated foreign elements.

The Company’s consolidated income taxes for the year ended December 31, 2011 are a net benefit of $210,000 and an effective tax rate of 15%. The 2011 domestic income taxes are a net benefit of $101,000 with an effective tax rate of 11%. This net benefit was a result of a decrease in valuation allowance associated with state net operating losses, which the Company concluded will more likely than not be utilized prior to their expiration. The 2011 foreign income taxes are a net benefit of $108,000 with an effective tax rate of 21%. The Company’s foreign effective tax rate increased in 2011 from 2010 as a result of the expiration of a tax holiday in India in 2011.

The Company’s consolidated income taxes for the year ended December 31, 2010 are a net expense of $719,000 with an effective tax rate of 92%. The 2010 domestic tax rate of 534% was a result of the Company’s operations in states where taxes are assessed on adjusted gross revenue rather than adjusted net income, but are considered income taxes for financial reporting purposes. The 2010 foreign income taxes are a net expense $87,000 for the year ended December 31, 2010 with an effective tax rate of 13%.

The Company’s consolidated income taxes for the year ended December 31, 2009 are a net benefit of $26.3 million with an effective tax rate of (1,084%). In December 2009, based on current year income and projected future year income, the Company concluded that it was more likely than not that the net deferred tax assets recorded would be realized. As such, the Company deemed it appropriate to decrease this valuation allowance by $27.0 million for the year ended December 31, 2009.

Based upon the level of the Company’s foreign operations in relation to its consolidated operations, the Company believes its disclosures are adequate. In future filings, within MD&A (“Management’s Discussion and Analysis of Financial Condition and Results of Operations – Key Components of our Results of Operations”), the Company will disclose items necessary for a clear understanding of its foreign operations and any material impact on the Company’s tax provision.

Results of Operations, page 56

2.	Risk factor disclosure on page 18 states that your business depends substantially on customers renewing and expanding their subscriptions for your solutions, and that any increase in customer cancelations or decline in customer renewals or expansions would harm your future operating results. Further, in your results of operations discussion, you attribute increases in your revenues from 2010 to 2011 and from 2009 to 2010 in part to “an increase in the number of [y]our on demand solutions utilized by [y]our existing customer base.” Please tell us what consideration you gave to providing a detailed qualitative and quantitative discussion of your existing customers’ rates of renewal, upgrades and expansions for the covered periods. We note in this regard disclosure on page 18 indicating that you maintain and analyze historical data with respect to such rates.

The Company’s business does depend substantially on customers renewing and expanding their subscriptions for its solutions and any increase in customer cancellations or decline in customer renewal or expansions would harm its future operations, as noted in the Company’s risk factor. Although the Company does maintain and analyze historical data with respect to customers’ rates of renewal, upgrades and expansions, in its 2011 Form 10-K the Company discussed in the MD&A (“Management’s Discussion and Analysis of Financial Condition and Results of Operations – Key Business Metrics”) the number of on demand units and non-GAAP on demand revenue per average on demand unit because it believes that these operating metrics are more meaningful to the discussion of the Company’s operating results. There the Company also explained that non-GAAP on demand revenue per average on demand unit is calculated as non-GAAP on demand revenue for the period (which excludes the effect of purchase accounting adjustments) divided by average on demand units for the same period. For interim periods, the calculation is performed on an annualized basis. The Company calculates average on demand units as the average of the beginning and ending on demand units for each quarter in the period presented, as explained in its quarterly reports.

The Company disclosed these operating metrics compared to prior periods and discussed trends in these operating metric within its 2011 Form 10-K. It explained in “Management’s Discussion and Analysis – Results of Operations—Year Ended December 31, 2011 and 2010 – Revenue—On demand unit metrics” that “As of December 31, 2011, annualized non-GAAP on demand revenue per average on demand unit was $36.53, representing an increase of $4.20, or 13.0%, compared to 2010, primarily due to improved penetration of its on demand solutions into its customer base.” In addition, it noted that, “As of December 31, 2011, one or more of our on demand solutions was utilized in the management of 7.3 million rental property units, representing an increase of 1.2 million units, or 20.4% compared to 2010. The increase in the number of rental property units managed by one or more of our on demand solutions was due to new customer sales and marketing efforts and our 2011 acquisitions, which contributed 8.9% of total ending on demand units as of December 31, 2011.” The Company monitors these operating metrics to measure its success in increasing the number of on demand software solutions utilized by its customers to manage their rental housing units, the Company’s overall revenue and profitability.” In this regard, the Company stated in “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Key Business Metrics”: “We use ending on demand units to measure the success of our strategy of increasing the number of rental housing units managed with our on demand software solutions.”

Based on the foregoing, the Company believes that its quantitative and qualitative discussion, discussed above, includes the important information necessary to an understanding of the Company’s results of operations. Furthermore, as noted in the Company’s risk factor on page 18, its data with respect to renewal rates, upgrades and expansions may not accurately predict future trends in customer renewals, which fluctuate for a number of reasons. Should the Company believe that information about rates of renewal, upgrades and expansions for a particular covered period is material with respect to that period, it will disclose that information.

Item 8. Financial Statements and Supplementary Data

Note 2. Summary of Significant Accounting Policies

Revenue Recognition

On Demand Revenue, page 82

3.	We note that the license fee component of your on demand software revenue is comprised of a charge billed at the initial order date and is recognized as revenue on a straight-line basis over the longer of the contractual term or the period in which the customer is expected to benefit. Please provide us with further details regarding what this license fee represents, including the nature of any services provided.

The Company notes that for certain products a non-refundable license fee is billed to the customer at the initial order date. The license fee is an up-front charge in connection with the customer’s future use of the Company’s product which is over and above the access fee. The license fees are billed separately from the Company’s access fees and are not in exchange for delivered products or services performed that represent the culmination of a separate earnings process. Once an individual customer location, or site, has been activated, revenue is recognized on a straight-line basis over the longer of the contractual term or the period in which the customer is expected to benefit.

4.	We note that in connection with your risk mitigation services, you earn a contingent commission based upon loss experience of the insurance policies you sell. You further disclose that your estimate of this contingent commission is recorded quarterly based on actual and estimated claims and losses. Please provide us with further details regarding how contingent commissions are earned, including how the amounts are calculated and determined based on loss experience. Please also tell us if your quarterly estimates have historically differed materially from actual amounts. Please revise your disclosures in future filings accordingly.

Contingent commission revenue was less than 3.5% of total revenue for the years ended December 31, 2010 and 2011, respectively, and less than 3% of revenue for the three month period ended March 31, 2012. The Company’s contract with its underwriting partner provides for contingent commissions to be paid to the Company in accordance with the agreement. This agreement provides for a calculation that considers, on the policies sold by the Company, earned premiums less i) earned agent commissions; ii) a percent of premium retained by its underwriting partner; iii) actual and estimated losses; iv) profit retained by the Company’s underwriting partner during the time period. The Company’s estimate of its contingent commission revenue considers paid losses and its estimate of unsettled claims to arrive at a loss ratio. This loss ratio is based on historical loss experience on the policies sold by the Company. The Company updates its loss ratios used in the estimation process on a quarterly basis based on actual claims experience. Historically, differences between actual and estimated loss ratios have not had a material impact on contingent commission revenue or the results of the Company’s operations.

An updated disclosure will be reflected in the Company’s Form 10-Q for the period ended June 30, 2012 and future filings as follows:

“The Company’s contract with its underwriting partner provides for contingent commissions to be paid to the Company in accordance with the agreement. This agreement provides for a calculation that considers, on the policies sold by the Company, earned premiums less i) earned agent commissions; ii) a percent of premium retained by our underwriting partner; iii) incurred losses; iv) profit retained by the Company’s underwriting partner during the time period. The Company’s estimate of its contingent commission revenue considers historical loss experience on the policies sold by the Company.”

In addition, should any change in the estimate of contingent commission revenue as a result of material changes in actual or estimated losses have a material impact on the Company’s revenue, the Company will explain the reasons for the change in such contingent commission revenue.

Item 9A. Controls and Procedures

Changes in Internal Controls, page 98

5.	You state that there were no “significant” changes in your internal control over financial reporting during the twelve months ended December 31, 2011 that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting. Please be advised that Item 308(c) of Regulation S-K requires disclosure of any change in internal control over financial reporting that occurred during the quarter that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. This requirement is not restricted to “significant” changes. In your response letter, please confirm whether there were any changes in your internal control over financial reporting that occurred during the quarter ended December 31, 2011 that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting without qualification as to the significance of any such changes, and confirm you will revise your disclosures in future filings. Please note that similar concerns apply to your Form 10-Q for the fiscal quarter ended March 31, 2012.

The Company confirms there were no changes in the Company’s internal control over financial reporting that occurred during the quarters ended December 31, 2011 and March 31, 2012, respectively, that would have materially affected, or were reasonably likely to materially affect, the Company’s internal control over financial reporting. In response to the Staff’s comment, the Company will revise its future disclosures to exclude qualification as to the significance of any such changes.

Form 10-Q for the Quarterly Period Ended March 31, 2012

Item 1. Financial Statements

Note 8. Commitments and Contingencies

Litigation, page 13

6.	In the Form 8-K filed on July 2, 2012 you disclose that you reached a settlement with Yardi Systems, Inc. and that you expect to recognize an expense of $8—$10 million for the litigation. Please tell us whether there was a reasonable possibility that a loss exceeding amounts already recognized may have been incurred as of March 31, 2012. If you concluded that there was a reasonable possibility of additional loss please tell us how you disclosures complied with ASC 450-20-50. In this regard, we note that if there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred, you must either disclose an estimate of the additional loss or range of loss, or state that such an estimate cannot be made or, if true, state that the estimate is immaterial with respect to your financial statements as a whole.

The Company notes that it considered the guidance contained in ASC 450-20-50 in connection with its related disclosure included in Note 8 of its Financial Statements included in the Form 10-Q for the quarterly period ended March 31, 2012. As is the case with most litigation in which both parties have multiple causes of action and are each contesting the other’s causes of action vigorously, the facts and circumstances related to this matter frequently changed during discovery, motions and negotiations. It was not clear to the Company that it would be able to settle the dispute even during the days immediately preceding the settlement. The settlement discussions entailed complex business terms related to interfaces and licensing that the Company required prior to agreeing to a settlement. Despite these uncertainties, the Company remained confident that even if the dispute were to go to trial, the Company would either prevail on the merits or that Yardi would not be able to demonstrate that it suffered any material damages. In February 2012, the court ruled in the Company’s favor with respect to Yardi’s motion to dismiss several of the Company’s counterclaims, except for one of its claims, as to which dismissal was granted. This ruling confirmed that the Company could pursue significant causes of action against Yardi. Based on this ruling, the Company was increasingly confident that it could potentially recover damages from Yardi. The Company also concluded that no settlement was imminent and was perhaps unlikely as of the time of filing its Form 10-Q. These factors and related uncertainties made it difficult for the Company to predict the outcome of the case, as the Company disclosed in its Form 10-Q. Moreover, these factors made it impossible for the Company to assess the likelihood of a settlement or the amount of any reasonably possible settlement or adverse result if the case were litigated. Although management determined that a potential loss was reasonably possible (as defined in ASC 450-20-50) primarily because it hoped that it might be able to eliminate future litigation costs through an attractive settlement, based on its knowledge at the time of filing of its Form 10-Q for the quarterly period ended March 31, 2012, management did not believe that a potential loss was probable. Additionally, management did not believe the range of possible loss was reasonably estimable in light of the uncertainties.

In response to the Staff’s comment, in future filings the Company will revise its disclosure as follows:

“We review the status of each matter and record a provision for a liability when we consider both that it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. These provisions are reviewed quarterly and adjusted as additional information becomes available. If either or both of the criteria are not met, the Company assesses whether there is at least a reasonable possibility that a loss, or additional losses beyond those already accrued, may be incurred. If there is a reasonable possibility that a material (or additional material loss in excess of any accrual) loss may be incurred, the Company discloses an estimate of the amount of loss or range of losses, either individually or in the aggregate, as appropriate, if such an estimate can be made, or discloses that an estimate of loss cannot be made.”

On a quarterly basis, the Company will either assert that based upon the Company’s assessment, no such disclosures are necessary, or will disclose its assessment in further detail.

* * * * *

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct your questions or comments regarding this letter to the undersigned by telephone to 512-338-5401or by facsimile to 512-338-5499. Thank you for your assistance.

Respectfully submitted,

WILSON SONISINI GOODRICH & ROSATI,
Professional Corporation

/S/ PAUL R. TOBIAS
Paul R. Tobias

cc:	Timothy J. Barker, RealPage, Inc.

Margot Lebenberg Carter, RealPage, Inc.